THERMO TERRATECH TO TRANSFER
                   ITS KILLAM BUSINESSES TO THE RANDERS GROUP

        WALTHAM, Mass., September 22, 1997 -- Thermo TerraTech Inc. (ASE-TTT) announced today that it has entered into a definitive agreement to complete the previously announced sale of its wholly owned engineering and consulting businesses, known as The Killam Group, to its majority-owned subsidiary The Randers Group, Incorporated (ASE-RGI.EC).

             As previously agreed, in consideration of the transfer, Randers will issue to Thermo TerraTech new shares of Randers common stock equal to the book value of the transferred businesses as of the closing date, divided by $0.625. Based on the audited book value of The Killam Group as of March 29, 1997, which is $64,731,000, Randers would issue 103,569,600 new shares of its common stock to Thermo TerraTech. Upon such issuance, Thermo TerraTech would own approximately 94.4% of Randers' outstanding common stock.

             "This transaction is an important step in building a full-service engineering and design company offering a broad range of capabilities, from facilities design through contract operations," said John P. Appleton, president and chief executive officer of Thermo TerraTech. "We are pleased to have established Randers-Killam as our second majority-owned, publicly traded subsidiary."

             The Randers Group, based in Muskegon, Michigan, provides design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Killam Group provides engineering consulting and design services to industry and local governments.

             Completion of this transaction is subject to the approval of Randers shareholders. However, because Thermo TerraTech currently owns approximately 53.3% of Randers' outstanding common stock, approval by Randers shareholders is assured.

             Thermo TerraTech Inc. provides industrial services and manufacturing support encompassing a broad range of specializations, including infrastructure engineering, design and construction, environmental compliance, laboratory testing, and metal treating. Thermo TerraTech is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/ttt.html.

             This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the caption "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended March 29,
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        1997. These include risks associated with dependence of the company's businesses on environmental regulation, potential environmental and regulatory liability, intense competition, development and commercialization of technology, and possible obsolescence of the company's services due to technological change; risks associated with the company's acquisition strategy and its strategy of spinning out subsidiaries; and uncertainties associated with the availability of government funding and the